Exhibit 99.86

ImmunoPrecise Reports Record Revenues and Positive Adjusted EBITDA Fiscal 2020

Reports rapid advancement of COVID-19 antibody programs;

combination studies achieve nearly complete neutralization of SARS-CoV-2

VICTORIA, BC, Aug. 31, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSXV: IPA) (OTCQB: IPATF) today announced financial results and provided a business update for its fiscal year 2020.

Recent Highlights:

•	Characterized a subset of fully human, therapeutic antibodies shown to have potent neutralizing activity and exhibiting enhanced neutralization upon combinatorial (dual antibody) testing

•	Awarded multiple grants for the development of antibody therapeutics against SARS-CoV-2

•	Announced TRANSVAC2 funding collaborative COVID-19 vaccine project between ImmunoPrecise Antibodies Europe and LiteVax BV

•	IPA subsidiary, UPE, joining Genmab and Merus in expansion to new biotech accelerator in the Center of European Science Industry

•	Collaborating with the NIH and Integrated Biotherapeutics to study the structural details of antibodies with therapeutic potential to treat or prevent COVID-19

•	Awarded grant by SERC to fund collaboration with the University of Victoria to develop a potential saliva-based COVID-19 antibody test designed to provide real-time results

•	Added to WHO draft landscape of companies combating COVID-19

•	Integrated SGI’s automated DNA Printer at Utrecht Site, first in Europe

Financial Results

Revenue. The Company posted record revenue of $14,057,927 compared to revenues of $10,926,268 in the 2019 fiscal year, a 29% increase in revenue for the year. Revenue in Q4 was up 57% over Q4 2019. The Company’s continued focus on identifying and onboarding new clients seeking the breadth and depth of the end-to-end services offered, combined with continued growth to core existing client business, led to increases in both volume and financial value of contracts during the year ended April 30, 2020. Revenue outlook is positive for the first quarter of fiscal 2021.

Gross Margin. Gross profit increased 52% to 8,033,984, compared to 5,294,634 for the for the same period last year an increase of $2,739,350 over year-end April 30, 2019.

Net Loss. The Company reported a net loss of $4,947,426 for year ended April 30, 2020 compared to a net loss of $7,617,467 for the same periods last year, a $2,670.041 improvement over prior year. The decrease in net loss is primarily attributable to the increase in gross profit.

Non-IFRS Measures* Adjusted EBITDA for the year was $52,311 compared to ($2,849,474) for fiscal year ending April 30, 2019. This significant improvement in Adjusted EBITDA is primarily a result of the increase in gross profit compared to the prior year.

“It was a record fiscal year for ImmunoPrecise, a result of our ongoing partnerships with pharma and biotech companies from across the globe, coupled with the continued addition of new clients for research, diagnostic and therapeutic programs,” said Jennifer Bath, chief executive officer of ImmunoPrecise. “We work diligently alongside our clients to help them build pipelines and research programs, serving as an innovative extension of their laboratories and building lasting relationships. We are rapidly gaining traction in the market, and I am pleased to report our customer base has grown to include over 400 of the leading pharma and biotech companies worldwide, as well as more than half of the top twenty global pharma companies. We anticipate the continuance of this trend in larger, multi-year agreements to be further bolstered by a robust out-licensing strategy.”

“In addition to our strong financial performance, I am pleased to report rapid development of our COVID-19 program. As we have shared previously, current vaccine strategies under development for SARS-CoV-2 are designed to protect uninfected individuals. However, these approaches do not address patients with active disease and will likely not be effective in a number of critical populations including the elderly and immunocompromised. Moreover, given the high potential for continued virus mutation, alternative treatments targeting limited epitopes may not provide long-term efficacy. In contrast, our antibody discovery platforms represent a powerful treatment option for COVID-19 patients generating unparalleled diversity of novel human antibodies, which is being designed to provide maximum clinical benefit for both current and future variants of the virus.”

“I am pleased to report that our lead antibodies have produced clear synergistic effects, confirming their activities are enhanced in combination studies and resulting in near complete neutralization of SARS-CoV-2 pseudovirus infection. We are now accelerating pre-clinical testing with plans to submit an IND to the FDA as soon as practical. In the meantime, we are actively pursuing additional collaboration and partnership opportunities. We have also been awarded multiple grants, which further validate our platform, and we will continue to actively explore other non-dilutive funding opportunities.”

“Lastly, we are excited to partner with Dr. Alexandre Brolo’s lab at the University of Victoria (“UVic”), to develop a saliva-based antibody-based test for the detection and screening of COVID-19. Unlike current immunoassays that are developed for blood or serum, our goal is to develop a test kit that will provide rapid results, and can be easily administered anywhere, including at home. Overall, we are highly encouraged by the progress of our programs, all leveraging our core antibody expertise, and we look forward to providing further updates.”

IPA periodically provides information for investors on its corporate website, ImmunoPrecise.com. This includes press releases and other information on financial performance, reports filed or furnished with the TSX, information on corporate governance and details related to its annual meeting of shareholders. Reports filed or furnished with the TSX can be found at sedar.com.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a leading, global, technology platform company with full service, end-to-end solutions that empower pharmaceutical companies across the globe to discover, develop, optimize, engineer and manufacture treatments against any disease. The Company’s experience, cutting-edge technologies and focus on intense scientific rigor enables unparalleled support of its partners in their quest to bring innovative treatments to the clinic. With ImmunoPrecise’s industry-leading technologies, fully integrated project management platform, and one-stop service offerings, the Company dramatically reduces the time required for, and the inherent risk associated with, conventional multi-vendor product development. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the fiscal period ended January 31, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

*Non-IFRS Financial Measure

Readers are cautioned that “Adjusted EBITDA” is a measure not recognized under IFRS. Adjusted EBITDA is defined as earnings before interest income, taxes, depreciation and amortization, share-based compensation, restructuring costs, impairment charges and other non-recurring gains or losses. Management believes Adjusted EBITDA is a useful measure that facilitates period-to-period operating comparisons. Readers are cautioned that “Adjusted EBITDA” is not an alternative to measures determined in accordance with IFRS and should not, on its own, be construed as indicator of performance, cash flow or profitability.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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%SEDAR: 00005542E

For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., 1450 - 701 West Georgia St., Vancouver, BC V7Y 1G5

CO: ImmunoPrecise Antibodies Ltd.

CNW 07:30e 31-AUG-20